SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

 SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C.  20549

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

QUALITY DINING, INC.
____________________________________________________________________________

(Name of Issuer)
COMMON STOCK, NO PAR VALUE
____________________________________________________________________________
(Title of Class of Securities)

74756P 10 5
____________________________________________________________________________

(CUSIP Number)

DANIEL B. FITPATRICK
QUALITY DINING, INC.
4220 EDISON LAKES PARKWAY
MISHAWAKA, INDIANA 46545
TELEPHONE: (219) 271-4600
FACSIMILE:     (219) 243-4393
___________________________________________________________________________
(Name, address and telephone number of person authorized to receive notices and communications)


June 5, 2000**
____________________________________________________________________________
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	Mr. Fitzpatrick is filing this Schedule 13D on a voluntary basis.
No transaction in the shares of common stock of the Company has been effected to trigger this filing.

13D
CUSIP No.  74756P 10 5
_________________________________________________________________________
	(1)	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Daniel B. Fitzpatrick

_________________________________________________________________________

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
								(a)  [   ]
								(b)  [   ]
_________________________________________________________________________

	(3)	SEC USE ONLY
_________________________________________________________________________

	(4)	SOURCE OF FUNDS **

				PF
_________________________________________________________________________

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)			       [  ]
_________________________________________________________________________

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

		United States
_________________________________________________________________________

NUMBER OF      		(7)	SOLE VOTING POWER

                     2,339,009
                 --------------------------------------------------------

SHARES
BENEFICIALLY	   	(8)	SHARED VOTING POWER

OWNED BY	        _______________________________________________________

EACH 		         	(9)	SOLE DISPOSITIVE POWER

                          2,339,009
REPORTING
	                _______________________________________________________
PERSON WITH	    	(10)	SHARED DISPOSITIVE POWER

________________________________________________________________________

	(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON

				                    2,339,009
________________________________________________________________________
	(12)	CHECK BOX IF THE AGGREGATE AMOUNT
IN ROW (11) EXCLUDES CERTAIN SHARES **			        [ ]
________________________________________________________________________

	(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       19.0%
________________________________________________________________________
(14)	TYPE OF REPORTING PERSON **
                       IN
________________________________________________________________________

**  SEE INSTRUCTIONS BEFORE FILLING OUT!



 ITEM 1.	SECURITY AND ISSUER

	The title of the class of equity securities to which this statement relates is the common stock, no par value (the "Common
Stock"), of Quality Dining, Inc., an Indiana  corporation (the
"Company"). The principal executive offices of the Company are located at 4220 Edison Lakes Parkway, Mishawaka, Indiana 46545.

ITEM 2.	IDENTITY AND BACKGROUND
	This Schedule 13D is being filed by Daniel B. Fitzpatrick, Chairman, President and Chief Executive Officer of the Company. Mr. Fitzpatrick's business address is 4220 Edison Lakes Parkway, Mishawaka, Indiana 46545. Mr. Fitzpatrick is a United States citizen. During the past five years, Mr. Fitzpatrick has not been been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 6, 2000, April 10, 2000, April 12, 2000 and April 14,
2000, Mr. Fitzpatrick, purchased 10,000, 20,000, 20,000 and 15,000
Shares, respectively, in the open market. Mr. Fitpatrick paid $2.28 per share for the first three purchases and $2.21 per share for the last purchase. All of the foregoing purchases were made with Mr.
Fitzpatrick's personal funds.

ITEM 4.  	PURPOSE OF TRANSACTION.
	The shares of Common Stock covered by this statement are being held for investment purposes. In accordance with the provisions of the Company's Shareholder Rights Agreement, the Company's Board of Directors has authorized Mr. Fitzpatrick and his affiliates or associates to purchase up to 1,000,000 additional shares of Common Stock. Depending upon a continuing assessment and upon future developments, Mr. Fitzpatrick may determine from time to time or at any time to purchase additional shares of Common Stock in either the open market or in a privately negotiated transaction. Other than in his capacity as the Chairman, President and Chief Executive Officer of the Company, Mr. Fitzpatrick has no plans which relate to or would result in:

          (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (iii) any change in the present board of directors or management of the Company including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (iv) any material change in the present capitalization or dividend policy of the Company;

          (v) any other material change in the Company's business or corporate structure;

          (vi) changes in the Company's charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (ix)   any action similar to any of these enumerated above.

 ITEM 5.  	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Mr. Fitzpatrick beneficially owns 2,339,009 shares
(19.0%) of the Common Stock of the Company.

(b)	Mr. Fitzpatrick has the sole power to vote, direct the
voting of, dispose of and direct the disposition of 2,339,009 shares of Common Stock of the Company.
(c)	Except as reported in Item 3 hereof, Mr. Fitzpatrick
has effected no transaction in the Common Stock of the Company during the past sixty (60) days.

(d)	Mr. Fitzpatrick has the sole right to receive or the
power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by him.
(e)	Not applicable.

ITEM 6. 	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

On April 24, 2000, the Company and Mr. Fitzpatrick entered into an agreement with NBO, LLC, a Michigan limited liability company ("NBO"), pursuant to which (a) Mr. Fitzpatrick agreed that he will not, and will cause his affiliates and associates not to, purchase or otherwise acquire any additional shares of Common Stock until June 15, 2000, (b) the Company agreed that it will not, and will cause each of its executive officers and directors not to, purchase or otherwise acquire any shares of Common Stock until June 15, 2000, and (c) NBO agreed not to seek a temporary restraining order or preliminary injunction in the action filed in the United States District Court for the Northern District of Indiana on April 19, 2000, entitled NBO, LLC v. Quality Dining, Inc., et al., against such purchases that would take effect prior to June 15, 2000.

A copy of the foregoing Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

	Except as described herein, Mr. Fitzpatrick does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. 	MATERIAL TO BE FILED AS EXHIBITS.

1.	Agreement between the Company, Mr. Fitzpatrick and NBO, dated as of April 24, 2000.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 5, 2000
------------
(Date)

/s/ Daniel B. Fitzpatrick
--------------------------
(Signature)


Daniel B. Fitzpatrick
---------------------
(Name)



EXHIBIT 1
---------


                                    NBO, LLC
                           25800 NORTHWESTERN HIGHWAY
                                    SUITE 750
                           SOUTHFIELD, MICHIGAN 48075
                     TEL. (248) 262-1000 FAX (248) 357-6116


                                 April 24, 2000

BY FACSIMILE AND FEDERAL EXPRESS
--------------------------------

Quality Dining, Inc.
4220 Edison Lakes Parkway
Mishawaka, Indiana  46545

Daniel B. Fitzpatrick
c/o Quality Dining, Inc.
4220 Edison Lakes Parkway
Mishawaka, Indiana  46545

Gentlemen:

           This letter confirms our agreement and understanding as follows:

           1. Daniel B. Fitzpatrick ("Fitzpatrick") agrees that he shall not, and shall cause his "affiliates" and "associates" (as defined under the Securities Exchange Act of 1934, as amended) not to, purchase or otherwise acquire any shares of common stock of Quality Dining, Inc. (the "Company") until June 15, 2000.

           2. The Company agrees that it shall not, and shall cause each of its executive officers and directors not to, purchase or otherwise acquire any shares of common stock of the Company until June 15, 2000.

           3. NBO, LLC agrees that it will not seek a temporary restraining order or preliminary injunction in the action filed in the United States District Court for the Northern District of Indiana on April 19, 2000, entitled NBO, LLC v. Quality Dining, Inc., et al., to restrain or prohibit the persons referred to in paragraph 1 or 2 above from purchasing shares of the Company's common stock that would take effect prior to June 15, 2000. Notwithstanding the foregoing, NBO, LLC intends to request, and this agreement shall not be construed to restrain or limit NBO from requesting, the Court in such action to schedule a preliminary injunction hearing prior to June 15 and to order expedited discovery. If the Court is unwilling or unable to schedule a preliminary injunction hearing on or before June 12, 2000, and the Company and Fitzpatrick are unwilling to extend the prohibition on purchases of shares of the Company's common stock referred to in paragraphs 1 and 2 above to the hearing date, NBO, LLC intends to request, and this agreement shall not be construed to restrain or limit NBO from requesting, a temporary restraining order. Fitzpatrick, the Company and any other affected parties reserve their rights to object to such requests.

           If the foregoing correctly sets forth our agreement and understanding, please confirm such agreement and understanding by signing a duplicate of this letter and returning it to us.


                                              Very truly yours,

                                              NBO, LLC



                                              By: /s/ David W. Schostak
                                               ----------------------
                                               David W. Schostak
                                               Member

AGREED:

QUALITY DINING, INC.

By:/s/ Daniel B. Fitzpatrick
   ---------------------------
   Name: Daniel B. Fitzpatrick
         ---------------------
   Title: President and CEO
          -----------------


   /s/ Daniel B. Fitzpatrick
   ---------------------------
   Daniel B. Fitzpatrick